

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 30, 2012

By Facsimile to 312-516-3217

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

     Re: Energy Income and Growth Fund (the "Fund")
         File Nos. 811-21549, 333-179878

Dear Mr. Draney:

   We have reviewed the registration statement on Form N-2 filed March 2, 2012 with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.


Prospectus


Cover Page

1. Please revise the Cover Page, and throughout, to reflect the Fund's full name *First Trust Energy Income and Growth Fund*.

2. In the *Investment Objective* section, while the first sentence of this paragraph describes the Fund's investment objective, the remainder of the paragraph concerns the Fund's investment strategy. Please end the Investment Objective section after the first sentence. The remainder of the text may be incorporated into the Investment Strategy section or elsewhere in the Prospectus.

3. In the *Investment Strategy* section, please revise this paragraph to present the information more concisely. This revision may include the information currently provided in the "Investment Objective" section, as noted above, however, please also shorten and simplify the information contained in this section generally.

4. Also in the *Investment Strategy* section, it states that "the Fund invests at least 85% of its Managed Assets… in securities of energy companies and energy sector MLPs and MLP-related entities". With respect to the investment requirements under rule 35d-1, please explain separately:

    i)   How does the 85% of "Managed Assets" comport with the requirement to invest at least 80% of net assets plus borrowings for investment purposes in energy companies; and

    ii) How MLP-related entities are considered "energy" companies?

5. Furthermore in the *Investment Strategy* section, it is stated that the Fund may invest "up to 35% of its Managed Assets in *unregistered*… securities". Please describe generally the type of securities this statement is referring to.

Prospectus Summary

6. On pages 1 and 2, the Fund's non-fundamental investment policies are listed. Please disclose in this section that these policies may be changed without a shareholder vote.

7. On page 2, in *Distributions*, it states that "a portion of distributions the Fund makes to common shareholders may consist of a tax-deferred return of capital". In this section, please state that a "return of capital" represents the return of a shareholder's original investment in Fund shares, not a dividend from its profits and earnings. In addition, describe the consequence of a return of capital (i.e., that, while the distributions themselves may not be taxable, they will lower the shareholder's basis in the securities sothat when they eventually sell the securities (even if they are sold at a loss on the original investment) the shareholder may be obligated to pay taxes on capital gains).

8. On page 2, in *Investment Objective and Policies*, it states that the Fund believes that a portion of its *income* may be tax deferred, thereby increasing cash available for distribution by the Fund to its common shareholders. Please explain to us how "income" can be tax deferred, rather than being return of capital. Please disclose that while current distributions may not be taxable, future distributions may be taxed to a greater extent as a consequence.

9. On page 3, in *Hedging and Strategic Transactions*, it states that "[t]he Fund currently *expects* to write (or sell) covered call options on the common stock of energy companies held in the Fund's portfolio (emphasis added)." However it is noted throughout the registration statement that the Fund is doing this currently. Please revise this sentence to reflect the Fund's current activities regarding covered call options.

10. On page 4, the second sentence in *The Fund's Investments* refers to companies "generally involved in the business of…supplying energy-related products and services". Please describe what energy-related products and services are.

Summary of Fund Expenses

11. On page 23, in the *Summary of Fund Expenses* table, the last line *Total Annual Expenses*, should be aligned with the rest of the table. Please remove the indent.

The Fund's Investments

12. On page 30, in the section *Investment Objective and Policies*, in the discussion of the Fund's non-fundamental policies, it states that "[t]he Fund does not intend to invest more than 35% of its Managed Assets in…restricted securities". Please note definitively the maximum percentage of assets that the Fund may invest in these securities (if the Fund may invest 35%, please replace the phrase "does not intend" with "will not").

13. The Fund is required under Item 8 of Form N-2 to describe the identity of any particular industry or group of industries in which the Fund proposes to concentrate. Additionally, Item 17 of Form N-2 requires that the Fund concisely describe any fundamental policy (not otherwise described in the prospectus) with respect to the concentration of investments in a particular industry or groups of industries. Although on page 31 in the section *Investment Philosophy and Process*, it is stated that the "Fund concentrates its investments in the energy sector", please note specifically whether the Fund will concentrate or will not concentrate in a particular *industry or group of industries* within the energy sector. Please also note the Fund's concentration policy on page 3 of the SAI and state whether the Fund will or will not concentrate in any other industry.

Investment Practices

14. On page 35, in *Use of Financial Leverage*, it states that "[t]he Fund may, in the future, incur additional Borrowings, issue additional series of notes or other senior securities to the extent permitted by the 1940 Act." Please note what is currently permitted under the Act with respect to borrowing.

Management of the Fund

15. On page 54, in *Investment Management Agreement*, please include, as required in Item 9.b.3 of Form N-2, a statement adjacent to the disclosure concerning the Advisor's compensation, noting that a discussion regarding the basis for the board of directors approving the investment management agreement is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Statement of Additional Information

16. On page 16, in the section *Strategic Transactions* it states that [t]he Fund may purchase and write (sell) call and put options on any securities and securities indices". Please indicate definitively the maximum percentage of assets that the Fund may invest in these securities. Please also provide the maximum percentage of assets that the Fund may sell short, and purchases of commodity contracts, including futures contracts.

17. On page 49, regarding the accounts listed in the Table of the *Other Accounts Managed* by the Fund's portfolio managers, as required in Item 21.1.c of Form N-2, please note the

number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

*　　*　　*　　*　　*　　*　　*　　*

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel